中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

2nd July , 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Excha[redacted]on
450 Fift[redacted]
Washin
U.S.A.

02042440

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 4th June, 2002 in relation the result of the extraordinary general meeting (the "EGM") on adoption of New Share Option Schemes and Termination of Existing Share Option Schemes of CSH and China Land Group Limited;
2. Announcement dated 4th June, 2002 in relation to the result of the EGM on Rights Issue with the issue of the Bonus Issue, the Whitewash Waiver and General Mandates to Issue and Repurchase Shares;
3. Announcement dated 7th June, 2002 in relation to the Proposed Placing of 92,000,000 Existing Shares and Subscription of 92,000,000 New Shares;
4. Joint announcement dated 7th June, 2002 in relation to the Proposed subscription of new shares in Companion Building Material International Holdings Limited by CSH and application for whitewash waiver;
5. Annual Return made up to 31st May, 2002; and
6. Form SC1 dated 20th June, 2002.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

File No. 82-3596

The Standard **Wednesday, June 5, 2002**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS OF THE EGM ON RIGHTS ISSUE WITH THE ISSUE OF THE BONUS WARRANTS THE WHITEWASH WAIVER AND GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the EGM of the Company held on 4th June, 2002, the resolutions proposed to approve, inter alias, the Rights Issue with the issue of Bonus Warrants and the Whitewash Waiver, were not passed by the Shareholders at the EGM of the Company. However, the resolutions on the general mandates to issue and repurchase shares were passed by the Shareholders at the EGM of the Company.

The Board refers to the circular of the Company dated 10th May, 2002 (the "Circular"). Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

RESULTS OF THE EGM

At the EGM of the Company held on 4th June, 2002, the resolutions proposed to approve, inter alias, the Rights Issue with the issue of Bonus Warrants and the Whitewash Waiver, were not passed by the Shareholders at the EGM of the Company. However, the resolutions on the general mandates to issue and repurchase shares were passed by the Shareholders at the EGM of the Company. The resolutions relating to the Rights Issue with the issue of Bonus Warrants and the Whitewash Waiver, which were taken by way of poll, were voted down by three shareholders with an aggregate of 148,072,634 Shares, representing 99.9% of the shareholding voted in respect of such resolutions at the EGM. The resolutions on the general mandates to issue and repurchase shares, which were taken by way of show of hands, were approved by the shareholders in person in the proportion of 2:1.

As the Rights Issue cannot proceed, the Company is now considering other alternatives to meet the funding requirement as mentioned in the Circular. Further announcement will be made as soon as practicable.

By Order of the Board of
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 4th June, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Sing Pao Daily News
05 June 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

（於香港註冊成立之有限公司）

為批准配售新股連同發行紅利認股權證、清洗豁免以及發行及購回股份之一般授權而舉行之股東特別大會之結果

在本公司於二零零二年六月四日舉行之股東特別大會上提呈以批准(其中包括)配售新股連同發行紅利認股權證及清洗豁免之決議案並未獲股東通過。然而，有關發行及購回股份之一般授權之決議案則於本公司之股東特別大會上獲股東通過。

董事會茲引述本公司於二零零二年五月十日刊發之通函(「通函」)。除非文義另有所指，否則本公佈所採用之詞語與通函所界定者具有相同涵義。

股東特別大會之結果

在本公司於二零零二年六月四日舉行之股東特別大會上提呈以批准(其中包括)配售新股連同發行紅利認股權證及清洗豁免之決議案並未獲股東通過。然而，有關發行及購回股份之一般授權之決議案則於本公司之股東特別大會上獲股東通過。有關配售新股連同發行紅利認股權證及清洗豁免之決議案乃以投票方式表決，該等決議案被三位股東投票反對，該等股東合共持有148,072,634股股份，佔可就於股東特別大會上提呈之有關決議案投票之股權99.9%。有關發行及購回股份之一般授權之決議案則以舉手方式表決，該等決議案獲親身出席之股東以二比一之比數批准通過。

由於配售新股無法進行，本公司現正考慮其他方法集資，應付通函所述之資金需要。本公司將於盡快可行之情況下另行作出公佈。

承董事會命
中策集團有限公司
執行董事
連克農

香港，二零零二年六月四日

本公司董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認就彼等所知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，以致其中所載之任何聲明產生誤導。

File No. 82-3596

The Standard **Wednesday, June 5, 2002**

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Adoption of New Share Option Schemes and Termination of Existing Share Option Schemes of China Strategic Holdings Limited and China Land Group Limited and Results of the EGM

The Board is pleased to announce that at the second extraordinary general meeting of the Company held on 4 June, 2002 the ordinary resolution relating to the termination of the Existing Scheme and the adoption of the New Scheme and the ordinary resolution relating to the termination of the China Land Existing Scheme and the adoption of the China Land New Scheme were duly passed by the shareholders of the Company at the second extraordinary general meeting of the Company.

Capitalised terms used herein shall have the same meanings as defined in the circular of the Company dated 18 May, 2002 unless the context states otherwise.

APPROVAL OF THE ADOPTION OF THE NEW SCHEMES AND THE TERMINATION OF THE EXISTING SCHEMES

The Board is pleased to announce that the ordinary resolution to approve (a) the adoption of the New Scheme by the Company which complies with Chapter 17 of the Listing Rules; and (b) the termination of the Existing Scheme adopted by the Company on 20 July, 1992, was duly passed at the second extraordinary general meeting of the Company held on 4 June, 2002.

The Board is pleased to also announce that the ordinary resolution to approve (a) the adoption of the China Land New Scheme by China Land, a non wholly owned subsidiary of the Company, which complies with Chapter 17 of the Listing Rules; and (b) the termination of the China Land Existing Scheme adopted by China Land on 27 June, 2000, was also duly passed at the second extraordinary general meeting of the Company held on 4 June, 2002.

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 4 June, 2002

Sing Pao Daily News
05 June 2002

CHINA STRATEGIC HOLDINGS LIMITED
中 策 集 團 有 限 公 司

(於香港註冊成立之有限公司)

中策集團有限公司及中國置地集團有限公司
採納新購股權計劃及終止現有購股權計劃及股東特別大會結果

董事會欣然宣佈在本公司於二零零二年六月四日召開之第二次股東特別大會上，本公司股東已正式通過有關終止現有計劃及採納新計劃之普通決議案及有關終止中國置地現有計劃及採納中國置地新計劃之普通決議案。

除文意另有所指外，本公佈所採用之詞彙與本公司於二零零二年五月十八日刊發之通函所界定者具有相同涵義。

批准採納新計劃及終止現有計劃

董事會欣然宣佈，本公司於二零零二年六月四日召開之第二次股東特別大會上已正式通過批准(a)本公司採納遵照上市規則第17章規定之新計劃；及(b) 終止本公司於一九九二年七月二十日採納之現有計劃之普通決議案。

董事會亦欣然宣佈，本公司於二零零二年六月四日召開之第二次股東特別大會上亦已正式通過批准(a)本公司之非全資擁有附屬公司中國置地採納遵照上市規則第17章規定之中國置地新計劃；及(b)終止中國置地於二零零零年六月二十七日採納之中國置地現有計劃之普通決議案。

承董事會命
中策集團有限公司
執行董事
連克龍

香港，二零零二年六月四日

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSED PLACING OF 92,000,000 EXISTING SHARES AND SUBSCRIPTION OF 92,000,000 NEW SHARES

Placing Agent

Tai Fook Securities Company Limited

Financial adviser to the Company

International Capital Network Limited

Calisan and Well Orient are substantial shareholders of the Company and have agreed to place, through the Placing Agent on a best effort basis, an aggregate of 92,000,000 existing Shares to independent investors at a price of HK$0.20 per Share.

Subject to the fulfillment of all conditions of the Subscription, each of Calisan and Well Orient will subscribe for 50% of the Shares placed under the Placing Agreement subject to a maximum of 46,000,000 new Shares, at the price of HK$0.20 per Subscription Share. Completion of the Subscription is subject to the satisfaction of certain conditions as described below. If these conditions are not fulfilled, the Subscription will not proceed.

The 92,000,000 Shares represent approximately 19.96% of the existing issued share capital of the Company and approximately 16.64% of the issued share capital of the Company as enlarged by the Subscription. The Subscription Shares will be issued pursuant to the general mandate granted to the directors of the Company at the extraordinary general meeting of the Company held on 4 June 2002. The Subscription is conditional upon completion of the Placing and the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares.

Tai Fook Securities Company Limited has been appointed to act as the Placing Agent in respect of the Placing.

Assuming Calisan and Well Orient subscribe a maximum of 92,000,000 new Shares, the net proceeds of approximately HK$17.4 million to be received from the Subscription are intended to be used for general working capital purposes.

Trading in Shares was suspended at the request of the Company with effect from 9:30 a.m. on 5 June 2002 pending the issue of this announcement. Application has been made to the Stock Exchange for resumption of trading in Shares with effect from 9:30 a.m. on 10 June 2002.

- **PLACING**

Placing Agreement dated 6 June 2002

Vendors: Calisan and Well Orient

Placees: Not less than six placees (which will be individual, corporate and/or institutional investors) which will be independent of, not connected with and not acting in concert with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules). It is expected that no placee will become a substantial shareholder of the Company as a result of the Placing.

Placing Agent: Tai Fook Securities Company Limited

Placing Shares: A maximum 92,000,000 Shares which are beneficially owned by Calisan and Well Orient in equal share. The maximum number of the placing Shares of 92,000,000 Shares represents approximately 19.96% of the existing issued share capital of the Company of 460,978,942 Shares and approximately 16.64% of the issued share capital of the Company as enlarged by the issue of 92,000,000 new Shares under the Subscription. The Placing Shares will be placed by the Placing Agent on a best effort basis.

Placing Price: HK$0.20 per Share. The Placing Price represents a discount of approximately 12.28% to the closing price of HK$0.228 per Share as quoted on the Stock Exchange on 5 June 2002 and represents a discount of approximately 28.57% to the average closing prices of approximately HK$0.280 per Share as quoted on the Stock Exchange for the 10 trading days ended 5 June 2002.

Rights: The Placing Shares will be free of any third-party rights, charges, equities and encumbrances and the Placees will be entitled to receive all dividends and distributions declared, made or paid on or after completion of the Placing.

Conditions of the Placing: The Placing is unconditional.

- **REASONS FOR THE PLACING AND THE SUBSCRIPTION AND THE INTENDED USE OF PROCEEDS**

The Board refers to the announcement of the Company dated 4 June 2002 regarding the results of the EGM on Rights Issue with the issue of the Bonus Warrants, the Whitewash Waiver and general mandates to issue and repurchase Shares and would like to provide further information about the funding requirement of the projects of the Company. Based on the audited consolidated balance sheet of the Company as at 31 December 2001, there were bank balances of approximately HK$745 million and bank borrowings of approximately HK$1,515 million. The Board believes that there is a market opportunity to broaden the capital base and improve the financial position of the Company by this placing transaction. The Company intends to use the net proceeds from the Subscription of approximately HK$17.4 million for general working capital purposes, assuming Calisan and Well Orient subscribe a maximum of 92,000,000 new Shares.

The Company may consider to raise bank borrowings, invite strategic partners, pre-selling part of the land or slow down the progress by developing the land at the Li Qiao Town, Beijing, People's Republic of China part by part instead of in one whole lot. The Company will also proceed with the development of Chinese medicine, western pharmaceuticals and health food projects of Tung Fong Hung Investment Limited gradually by the Group's internal resources. Furthermore, the Board will leave China Land Group Limited to raise funds by itself. The Board considers that these projects have no immediate need of fundings from the Company. However, the Company may consider having further fund raising exercise in the near future if the Company considers necessary for its businesses and market opportunity arises. The Company will comply with relevant Listing Rules, if applicable, for the fund raising exercise, if any.

- **PRINCIPAL BUSINESS OF THE COMPANY**

The Company itself is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructuring projects.

- **GENERAL**

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Placing Shares:	A maximum 92,000,000 Shares which are beneficially owned by Calisan and Well Orient in equal share. The maximum number of the placing Shares of 92,000,000 Shares represents approximately 19.96% of the existing issued share capital of the Company of 460,978,942 Shares and approximately 16.64% of the issued share capital of the Company as enlarged by the issue of 92,000,000 new Shares under the Subscription. The Placing Shares will be placed by the Placing Agent on a best effort basis.
Placing Price:	HK$0.20 per Share. The Placing Price represents a discount of approximately 12.28% to the closing price of HK$0.228 per Share as quoted on the Stock Exchange on 5 June 2002 and represents a discount of approximately 28.57% to the average closing prices of approximately HK$0.280 per Share as quoted on the Stock Exchange for the 10 trading days ended 5 June 2002.
Rights:	The Placing Shares will be free of any third-party rights, charges, equities and encumbrances and the Placees will be entitled to receive all dividends and distributions declared, made or paid on or after completion of the Placing.
Conditions of the Placing:	The Placing is unconditional.
Completion of the Placing:	Completion of the Placing is expected to take place on or before 18 June 2002.

• SUBSCRIPTION OF NEW SHARES

Subscription Agreement dated 6 June 2002

Subscribers:	Calisan and Well Orient
Subscription Shares:	The same number of Shares placed by each Subscriber under the Placing Agreement subject to a maximum of 46,000,000 new Shares by each Subscriber. The 92,000,000 Shares represent approximately 19.96% of the existing issued share capital of the Company and approximately 16.64% of the issued share capital of the Company as enlarged by the Subscription, respectively.
Subscription Price:	HK$0.20 per Share, the same as the Placing Price. The Company is responsible for the commission, costs and expenses of the Placing and the issue of the Subscription Shares under the Subscription and the interest accrued on the net proceeds from the Placing from the date of completion and settlement of the Placing up to (but excluding) the date of completion of the Subscription will be attributable to the Company. Assuming Calisan and Well Orient subscribe a maximum of 92,000,000 new Shares, the net proceeds of the Subscription will be approximately HK$17.4 million.
General mandate to issue the Subscription Shares:	The Subscription Shares will be issued and allotted under the general mandate granted to the directors of the Company at the extraordinary general meeting of the Company held on 4 June 2002.
Ranking:	The Subscription Shares, when fully paid and issued, will rank pari passu in all respects with the existing issued Shares.
Conditions:	Completion of the Subscription is expected to take place on the business day following the fulfillment of the following conditions or such later date as may be agreed between the Company and the Vendors, but in any event shall take place within 14 days from the date of the Placing Agreement, which is 20 June 2002 (otherwise the Subscription will constitute a connected transaction of the Company and require the approval of the independent shareholders of the Company): (a) completion of the Placing; and (b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares.

• EFFECTS ON THE SHAREHOLDING

The effects of the Placing and the Subscription on the shareholding structure of the Company, assuming the placing of 92,000,000 Shares and 92,000,000 new Shares are subscribed, are as follows:

	Before Placing and Subscription		**After Placing but before Subscription**		**After Placing and Subscription**	
	Number of Shares	%	*Number of Shares*	%	*Number of Shares*	%
Calisan or its nominees	80,440,000	17.45	34,440,000	7.47	80,440,000	14.545
Well Orient or its nominees	80,440,000	17.45	34,440,000	7.47	80,440,000	14.545
Sub-total	160,880,000	34.90	68,880,000	14.94	160,880,000	29.09
Lien Kait Long (Note)	632	negligible	632	negligible	632	negligible
Public	300,098,310	65.10	392,098,310	85.06	392,098,310	70.91
Total	460,978,942	100.00	460,978,942	100.00	552,978,942	100.00

Note: Mr. Lien Kait Long is an executive director of the Company.

The Company may consider to raise bank borrowings, invite strategic partners, pre-selling part of the land or slow down the progress by developing the land at the Li Qiao Town, Beijing, People's Republic of China part by part instead of in one whole lot. The Company will also proceed with the development of Chinese medicine, western pharmaceuticals and health food projects of Tung Fong Hung Investment Limited gradually by the Group's internal resources. Furthermore, the Board will leave China Land Group Limited to raise funds by itself. The Board considers that these projects have no immediate need of fundings from the Company. However, the Company may consider having further fund raising exercise in the near future if the Company considers necessary for its businesses and market opportunity arises. The Company will comply with relevant Listing Rules, if applicable, for the fund raising exercise, if any.

• PRINCIPAL BUSINESS OF THE COMPANY

The Company itself is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructuring projects.

• GENERAL

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Trading in Shares was suspended at the request of the Company with effect from 9:30 a.m. on 5 June 2002 pending the issue of this announcement. Application has been made to the Stock Exchange for resumption of trading in Shares with effect from 9:30 a.m. on 10 June 2002.

DEFINITION

"Board"	the board of directors of the Company
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. — ITC Construction Holdings Limited, a company of which the securities are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles, Chairman and Chief Executive Officer of the Company, is deemed to be interested in 42.6% of its interest
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability which Shares are listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of the Placing Shares by the Placing Agent to independent third parties at the Placing Price
"Placing Agent"	Tai Fook Securities Company Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Placing Agreement"	the agreement entered into between Calisan, Well Orient and the Placing Agent in respect of the Placing on 6 June 2002
"Placing Price"	HK$0.20 per Share
"Placing Shares"	A maximum of 92,000,000 existing Shares, which are beneficially owned by Calisan and Well Orient in equal share
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	subscription of the Subscription Shares by Calisan and Well Orient at the Subscription Price
"Subscription Agreement"	the agreement entered into between Calisan, Well Orient and the Company in respect of the Subscription on 6 June 2002
"Subscription Price"	HK$0.20 per Share
"Subscription Shares"	the same number of Shares placed under the Placing Agreement subject to a maximum of 92,000,000 new Shares to be subscribed by Calisan and Well Orient in equal share
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, a company of which the shares are listed on the Stock Exchange and its substantial shareholder (as defined in the Hong Kong Securities (Disclosure of Interests) Ordinance, is Dr. Chan Kwok Keung, Charles (holding 27.73% of its interest), who is the Chairman and Chief Executive Officer of the Company

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong SAR, 7 June 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COMPANION BUILDING MATERIAL INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
PROPOSED SUBSCRIPTION OF NEW SHARES
PROPOSED PLACING OF NEW SHARES
APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER
AND
PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL

On 4th June, 2002, the Company entered into the Subscription Agreement with the Subscriber in relation to the subscription of 20,000,000,000 Shares at an issue price of HK$0.01 per Subscription Share at a total subscription price of HK$200,000,000.

On 4th June, 2002, the Placing Agreement was also entered into between the Company and the Placing Agent in relation to the proposed placing of the Placing Shares pursuant to which the Company agreed to appoint the Placing Agent for the proposed placing of 25,000,000,000 new Shares at HK$0.01 per Placing Share to independent investors on a best efforts basis.

The total consideration for the Subscription Shares and the Placing Shares amounts to HK$450,000,000. Subscription Completion and Placing Completion are conditional upon satisfaction and fulfillment of the conditions set out under the sections headed "Conditions of the Subscription Agreement" and "Conditions of the Placing Agreement" below.

The Subscription Shares represent approximately 13.8 times the existing issued share capital of the Company and approximately 43.06% of the issued share capital of the Company as enlarged by the Subscription Shares and the Placing Shares (on the assumption that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement). The Placing Shares represent approximately 17.2 times the existing issued share capital of the Company and approximately 53.82% of the issued share capital of the Company as enlarged by the Subscription Shares and the Placing Shares (on the assumption that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement).

Pursuant to Rule 26 of the Takeovers Code, upon completion of the Subscription Agreement, the Subscriber and its concert parties will be obliged to make a mandatory general offer for all the securities of the Company not already owned or agreed to be acquired by the Subscriber or its concert parties. Application will be made by the Subscriber and its concert parties to the Executive for the Whitewash Waiver. The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement is conditional upon, among other things, the granting of the Whitewash Waiver by the Executive. If the Whitewash Waiver is not obtained or such condition of the granting of the Whitewash Waiver by the Executive is not waived by the Subscriber, the Subscription Agreement will lapse.

Completion of the Placing Agreement is conditional upon, among other things, the Subscription Agreement becoming unconditional in all respects and having been completed in accordance with its terms.

Trading in the securities of the Company on the Stock Exchange has been suspended from 9:37 a.m. on 4th June, 2002 at the request of the Company pending the release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the securities of the Company on the Stock Exchange with effect from 9:30 a.m. on 10th June, 2002.

Trading in the shares of the Subscriber on the Stock Exchange has been suspended from 9:30 a.m. on 5th June, 2002 at the request of the Subscriber. An application has been made to the Stock Exchange for the resumption of trading in the shares of the Subscriber on the Stock Exchange with effect from 9:30 a.m. on 10th June, 2002.

Shareholders, Warrant Holders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

THE SUBSCRIPTION AGREEMENT DATED 4TH JUNE, 2002

Parties

(i) the Company; and
(ii) the Subscriber

The Subscriber is independent from and not connected with and not acting in concert with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules) or concert parties. As at the date of this announcement, the Subscriber and its concert parties do not hold any Share in the Company.

Mr. Cheung Hon Kit, an independent non-executive director of the Company, is also a director of each of Hanny Holdings Limited, Paul Y. – ITC Construction Holdings Limited (each of them being a substantial shareholder of the Subscriber) and China Land Group Limited, an approximately 65.6% subsidiary of the Subscriber.

The Subscription Shares

Pursuant to the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 20,000,000,000 new Shares, representing approximately 13.8 times the existing issued share capital of the Company and approximately 93.24% of the issued share capital of the Company as enlarged by the Subscription Shares and approximately 43.06% of the issued share capital of the Company as enlarged by the Subscription Shares and the Placing Shares (on the assumption that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement).

The Subscription Shares, when issued and fully paid, will rank pari passu in all respects with all Shares in issue or to be issued on or prior to the Subscription Completion Date.

THE PLACING AGREEMENT DATED 4TH JUNE, 2002

Parties

(i) the Company; and
(ii) the Placing Agent

Save for the fact that Mr. Lo Lin Shing, Simon ("Mr. Lo") who is a substantial shareholder of the Company (holding approximately 19.88% interest) through his ownership of Manful and is a substantial shareholder (holding approximately 15% interest) and the vice-chairman of Tai Fook Securities Group Limited (being the holding company of the Placing Agent), the Placing Agent is independent from and not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Placing Agent is not an associate (as defined in the Listing Rules) of Mr. Lo.

Placees

The placees will be individual, corporate and/or institutional investors who are/will be independent from and not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules). The placees will also be independent from, not connected with and not acting in concert with the Subscriber, any of its directors, chief executive or substantial shareholders.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best efforts basis, a total of 25,000,000,000 new Shares, representing approximately 17.2 times the existing issued share capital of the Company and approximately 94.52% of the issued share capital of the Company as enlarged by the Placing Shares and approximately 53.82% of the issued share

the Subscriber on the Stock Exchange with effect from 9:30 a.m. on 10th June, 2002.

Shareholders, Warrant Holders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

THE SUBSCRIPTION AGREEMENT DATED 4TH JUNE, 2002

Parties

(i) the Company; and

(ii) the Subscriber

The Subscriber is independent from and not connected with and not acting in concert with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules) or concert parties. As at the date of this announcement, the Subscriber and its concert parties do not hold any Share in the Company.

Mr. Cheung Hon Kit, an independent non-executive director of the Company, is also a director of each of Hanny Holdings Limited, Paul Y. – ITC Construction Holdings Limited (each of them being a substantial shareholder of the Subscriber) and China Land Group Limited, an approximately 65.6% subsidiary of the Subscriber.

The Subscription Shares

Pursuant to the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 20,000,000,000 new Shares, representing approximately 13.8 times the existing issued share capital of the Company and approximately 93.24% of the issued share capital of the Company as enlarged by the Subscription Shares and approximately 43.06% of the issued share capital of the Company as enlarged by the Subscription Shares and the Placing Shares (on the assumption that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement).

The Subscription Shares, when issued and fully paid, will rank pari passu in all respects with all Shares in issue or to be issued on or prior to the Subscription Completion Date.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the following conditions being fulfilled (or waived by the parties to the Subscription Agreement as provided below):

(a) the granting by the Executive to the Subscriber and parties acting in concert with it of the Whitewash Waiver;

(b) the Subscriber obtaining a written confirmation from the Executive that the acquisition by the Subscriber of the Subscription Shares pursuant to the Subscription Agreement will not result in any obligation on the part of the Subscriber and parties acting in concert with it to make a mandatory general offer for all the securities of Skynet not already owned by the Subscriber or parties acting in concert with it, notwithstanding Note 8 to Rule 26.1 or any other provisions of the Takeovers Code;

(c) the passing of the necessary resolution at the SGM by the independent Shareholders who are not involved in or interested in the Subscription, voting by poll, to approve the Whitewash Waiver;

(d) the passing of the necessary resolutions by the Shareholders at the SGM to (i) approve the increase in the authorised share capital of the Company from HK$300,000,000 to HK$600,000,000 by the creation of an addition of 30,000,000,000 Shares and (ii) approve the issue of the Subscription Shares pursuant to the Subscription Agreement and all other transactions contemplated thereby;

(e) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subscription Shares;

(f) the Shares remaining listed and traded on the Stock Exchange at all times from the date of the Subscription Agreement and up to the date of fulfilment or waiver ("Subscription Fulfilment Date") of the last in time to be fulfilled of the conditions precedent (other than this condition), save for (i) any suspension not exceeding 15 consecutive trading days of the Stock Exchange for whatever cause or (ii) any suspension in connection with the clearance of this announcement or any other announcements or circulars in connection with the Subscription and/or the possible Offer or (iii) any suspension that may be ordered or imposed by any competent authority on any ground or for any reason due to any action or omission by the Subscriber, and no indication being received on or before the Subscription Fulfilment Date from the SFC and/or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to as a result of Subscription Completion or in connection with the terms of the Subscription Agreement;

(g) as at the date of fulfilment or waiver of the last in time to be fulfilled of the conditions precedent (other than this condition), no legal proceedings shall have been brought by any person (other than any of the parties to the Subscription Agreement) in any court of competent jurisdiction against any of the parties thereto challenging the legality or validity of the Subscription Agreement or restraining any of the parties thereto from proceeding to Subscription Completion; and

(h) (if so required) the Bermuda Monetary Authority granting permission for the allotment and issue of the Subscription Shares.

The conditions precedent of (a), (b), (c), (d)(i) and (f) may be waived only by the Subscriber provided that (i) the conditions of (a) and (c) must be waived together; (ii) in the case of waiver of conditions (a) and (c), the Subscriber has furnished satisfactory proof to the Company that the Executive is satisfied that financial resources are available to the Subscriber in amounts sufficient to pay the subscription price in full and to implement and satisfy the Offer in full and (iii) written notice of such waiver has been given to the Company. None of the other conditions precedent may be waived by any party to the Subscription Agreement unilaterally.

The Subscriber has confirmed that it has no intention to waive the conditions precedent (a) and (b) of the Subscription Agreement. In any event, the Subscriber has undertaken to the Executive that it will not waive conditions precedent (a) and (b) above unless the financial adviser of the Subscriber is satisfied that the Subscriber has sufficient financial resources to finance a general offer for all the outstanding securities of the Company and/or Skynet.

An application will be made by the Subscriber and its concert parties to the Executive for the granting of the Whitewash Waiver and the confirmation for the purpose of satisfying conditions precedent (a) and (b) as soon as possible following the release of this announcement.

If the conditions precedent shall not have been fulfilled or waived in full on or before 5:00 p.m. on the Longstop Date, all rights, obligations and liabilities of the parties under the Subscription Agreement in relation to the Subscription shall cease and terminate and none of the parties shall have any claim against any other in respect of the Subscription save for any antecedent breaches of the Subscription Agreement.

Completion

Subscription Completion shall take place on the Subscription Completion Date or such other time as the parties to the Subscription Agreement may agree.

THE PLACING AGREEMENT DATED 4TH JUNE, 2002

Parties

(i) the Company; and

(ii) the Placing Agent

Save for the fact that Mr. Lo Lin Shing, Simon ("Mr. Lo") who is a substantial shareholder of the Company (holding approximately 19.88% interest) through his ownership of Manful and is a substantial shareholder (holding approximately 15% interest) and the vice-chairman of Tai Fook Securities Group Limited (being the holding company of the Placing Agent), the Placing Agent is independent from and not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Placing Agent is not an associate (as defined in the Listing Rules) of Mr. Lo.

Placees

The placees will be individual, corporate and/or institutional investors who are/will be independent from and not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules). The placees will also be independent from, not connected with and not acting in concert with the Subscriber, any of its directors, chief executive or substantial shareholders.

The Placing Shares

Pursuant to the Placing Agreement, the Placing Agent agreed to place, on a best efforts basis, a total of 25,000,000,000 new Shares, representing approximately 17.2 times the existing issued share capital of the Company and approximately 94.52% of the issued share capital of the Company as enlarged by the Placing Shares and approximately 53.82% of the issued share capital of the Company as enlarged by the Subscription Shares and the Placing Shares (on the assumption that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement).

The Placing Shares, when fully paid, will rank pari passu in all respects with all Shares in issue or to be issued on or prior to the Placing Completion Date.

Conditions of the Placing Agreement

Completion of the Placing Agreement is conditional upon, among others, the following conditions being fulfilled:

(1) the passing of the necessary resolutions by the Shareholders at the SGM to approve the increase in the authorised share capital of the Company from HK$300,000,000 to HK$600,000,000 by the creation of an addition of 30,000,000,000 Shares and to approve the issue of the Placing Shares pursuant to the Placing Agreement and all other transactions contemplated thereby;

(2) the Listing Committee of the Stock Exchange agreeing to grant the listing of and permission to deal in the Placing Shares;

(3) the Shares remaining listed and traded on the Stock Exchange at all times from the date of the Placing Agreement and up to the date of fulfilment or waiver ("Placing Fulfilment Date") of the last in time to be fulfilled of the conditions precedent (other than this condition), save for (i) any suspension not exceeding 15 consecutive trading days of the Stock Exchange for whatever cause or (ii) any suspension in connection with the clearance of this announcement or any other announcements or circulars in connection with the Placing and/or the Subscription or (iii) any suspension that may be ordered or imposed by any competent authority on any ground or for any reason due to any action or omission by the Subscriber, and no indication being received on or before the Placing Fulfilment Date from the SFC and/or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to as a result of the Placing or the Subscription Completion or in connection with the terms of the Placing Agreement or the Subscription Agreement;

(4) as at the date of fulfilment or waiver of the last in time to be fulfilled of the conditions precedent (other than this condition), no legal proceedings shall have been brought by any person (other than any of the parties to the Placing Agreement) in any court of competent jurisdiction against any of the parties thereto challenging the legality or validity of the Placing Agreement or restraining any of the parties thereto from proceeding to Placing Completion;

(5) the Subscription Agreement becoming unconditional in all respects and having been completed in accordance with its terms; and

(6) (if so required) the Bermuda Monetary Authority having granted permission for the allotment and issue of the Placing Shares.

None of the above conditions precedent may be waived by any party to the Placing Agreement unilaterally.

If the conditions precedent shall not have been wholly fulfilled on or before 5:00 p.m. on the Longstop Date, all rights, obligations and liabilities of the parties under the Placing Agreement in relation to the Placing shall cease and terminate and none of the parties shall have any claim against any other in respect of the Placing save for any antecedent breaches of the Placing Agreement.

Completion

Placing Completion shall take place on the Placing Completion Date or such other time as the parties to the Placing Agreement may agree.

SUBSCRIPTION PRICE AND PLACING PRICE

The issue price per Subscription Share and Placing Share is HK$0.01 which represents:

- a discount of approximately 85.7% to the closing price of HK$0.070 per Share as quoted on the Stock Exchange on 3rd June, 2002, being the last trading day prior to suspension of trading in the Shares on the Stock Exchange pending the issue of this announcement;
- a discount of approximately 68.1% to the average closing price of HK$0.0313 per Share as quoted on the Stock Exchange for the 10 trading days up to and including 3rd June, 2002;
- a discount of approximately 60.1% to the average closing price of approximately HK$0.0251 per Share as quoted on the Stock Exchange for the 30 trading days up to and including 3rd June, 2002;
- a discount of approximately 95.4% to the audited consolidated net tangible asset value of the Company of approximately HK$0.219 per Share as at 31st March, 2001; and
- a discount of approximately 93.4% to the unaudited consolidated net tangible asset value of the Company of approximately HK$0.153 per Share as at 30th September, 2001.

The directors of the Company consider that the issue price of the Subscription Shares and the Placing Shares of HK$0.01 per Share is fair and reasonable after taking into account the fact that (i) the Group has been recording losses for the financial year ended 31st March, 2001 and the six months ended 30th September, 2001; and (ii) as at 30th September, 2001, the Group had net current liabilities of approximately HK$69 million and borrowings of the Group amounted to approximately HK$282 million.

SHAREHOLDING STRUCTURE
The existing shareholding structure of the Company is and the shareholding structure of the Company immediately upon completion of both the Subscription and the Placing shall be as follows (assuming that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement):

	Existing shareholding		Immediately upon completion of the Subscription and the Placing	
	No. of Shares held	%	No. of Shares held	%
Manful	288,324,133	19.88	288,324,133	0.62
Public	1,162,288,444	80.12	1,162,288,444	2.50
Subscriber	–	–	20,000,000,000	43.06
Placees	–	–	25,000,000,000	53.82
Total	1,450,612,577	100.00	46,450,612,577	100.00

TAKEOVERS CODE IMPLICATION FOR THE SUBSCRIBER
As at the date of this announcement, none of the Subscriber and its concert parties has any interest in the securities of the Company. Immediately after completion of the Subscription (without taking into account of the Placing Shares), the Subscriber (or its nominee) and parties acting in concert with it will be interested in 20,000,000,000 Shares, representing approximately 93.24% of the issued share capital of the Company as enlarged by the Subscription Shares. Accordingly, unless the Whitewash Waiver is granted, the Subscriber and parties acting in concert with it would incur an obligation, upon completion of the Subscription, to make a mandatory general offer for all the securities of the Company not already owned or acquired by the Subscriber and parties acting in concert with it as a result of the issue of the Subscription Shares under Rule 26 of the Takeovers Code. An application will be made by the Subscriber and its concert parties to the Executive for the granting of the Whitewash Waiver as soon as possible.

The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement is conditional upon, inter alia, the granting of the Whitewash Waiver by the Executive. If the Whitewash Waiver is not obtained and such a condition is not waived by the Subscriber, the Subscription Agreement will lapse. The Subscriber has confirmed that it has no intention to waive such condition. The Subscriber has confirmed that it has no intention to waive the conditions precedent (a) and (b) of the Subscription Agreement. In any event, the Subscriber has undertaken to the Executive that it will not waive such conditions unless the financial adviser of the Subscriber is satisfied that the Subscriber has sufficient financial resources to finance a general offer for all the outstanding securities of the Company and/or Skynet.

The Whitewash Waiver, if granted by the Executive, would be subject to the approval of the independent Shareholders who are not interested in or involved in the Subscription at the SGM by way of a poll. The Subscriber, its associates and concert parties will abstain from voting on the resolution to be proposed at the SGM to approve the Whitewash Waiver. The Subscriber and parties acting in concert with it have confirmed that they have not acquired any voting rights in the Company in the six-month period prior to the date of the Subscription Agreement.

INFORMATION ON THE GROUP
The Company is an investment holding company and the subsidiaries of which are principally engaged in ceramic tile business. The following table sets out a summary of the audited consolidated results of the Company for the two years ended 31st March, 2001 and the unaudited consolidated results of the Company for the six months ended 30th September, 2001:

	For the year ended 31st March,		For the six months ended 30th September,
	2000	2001	2001
	HK$'000	*HK$'000*	*HK$'000*
Turnover	838,971	524,334	139,270
Profit/(Loss) before taxation	115,917	(723,132)	(95,679)
Net profit/(loss)	100,167	(731,310)	(96,277)

The audited consolidated net tangible asset value and the unaudited consolidated net tangible asset value of the Company were approximately HK$318 million and approximately HK$221 million as at 31st March, 2001 and 30th September, 2001, respectively.

The audited consolidated net tangible asset value per Share of the Company was approximately HK$0.219 as at 31st March, 2001. The unaudited consolidated net tangible asset value per Share of the Company was approximately HK$0.153 as at 30th September, 2001.

REASONS FOR THE SUBSCRIPTION AND THE PLACING AND USE OF PROCEEDS
As referred to in the 2001 annual report of the Company and its interim report for the six months ended 30th September, 2001, the Company is experiencing a decline in turnover and has been loss making since 31st March, 2001. This is mainly caused by the keen competition in the building material industry, the local economic downturn and the sluggish property market in Hong Kong. Such operating environment has adversely affected the working capital position of the Group and it is expected that the local property market will not revive in the short run. In view of the current market conditions, the Group has administered a series of stringent cost control measures to enhance its operational efficiency. Apart from continuing with its existing business and with a view to strengthening its financial condition, the Group has been exploring new business opportunities which will generate revenue and cash flow stream to the Group. As stated in the announcement dated 31st May, 2002, the Company has entered into a non-binding letter of intent with an independent third party (the "Party") not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules), in relation to a possible investment in natural gas related projects. The proposed development and construction of natural gas pipeline is located in the Beihai Guangxi Zhuang Autonomous Region (北海市廣西壯族自治區), the People's Republic of China. The Company is still in discussion with the Party. As at the date of this announcement, no material terms have been agreed upon between the Company and the Party. The proposed investment and related arrangements may or may not materialize and further announcement will be made by the Company as and when appropriate in accordance with the Listing Rules.

The Party is not connected with the directors, chief executive or substantial shareholders of the Subscriber or its subsidiaries or any of their respective associates (as defined in the Listing Rules) and concert parties.

Regarding the fund raising exercises, the directors of the Company consider that the Subscription and the Placing could strengthen

INCREASE IN AUTHORISED SHARE CAPITAL
In order to enable the issue of the Subscription Shares and the Placing Shares and to facilitate future expansion, the Company proposes to increase its authorised share capital from HK$300,000,000 to HK$600,000,000 by the creation of 30,000,000,000 Shares.

The proposed increase in the authorised share capital of the Company will be subject to the passing of the necessary resolution by the Shareholders at the SGM to approve the increase in the authorised share capital of the Company.

GENERAL
Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares and the Placing Shares to be issued under the Subscription Agreement and the Placing Agreement.

An independent board committee of the Company will be appointed to consider the Subscription Agreement and the Whitewash Waiver. An independent financial adviser will be appointed to advise the independent board committee of the Company regarding the Subscription Agreement and the Whitewash Waiver. Save for Mr. Lo and Manful, no Shareholders have any interest nor are involved in the Subscription and the Placing. Accordingly, none of the Shareholders (other than Mr. Lo and Manful) will be required to abstain from voting in the SGM to approve the Subscription Agreement, the Placing Agreement and the Whitewash Waiver.

A circular containing (i) further details of the Subscription Agreement, the Placing Agreement and the proposed increase in the authorised share capital of the Company; (ii) the recommendations of the independent board committee of the Company; (iii) the advice of an independent financial adviser to the independent board committee of the Company in relation to the Whitewash Waiver; and (iv) a notice convening the SGM will be despatched to the Shareholders as soon as practicable.

A separate announcement will be issued by the Company once the independent financial adviser has been appointed to advise the independent board committee of the Company in relation to the Subscription Agreement and the Whitewash Waiver.

SUSPENSION AND RESUMPTION OF TRADING IN THE SECURITIES OF THE COMPANY AND THE SHARES OF THE SUBSCRIBER
Trading in the securities of the Company on the Stock Exchange has been suspended from 9:37 a.m. on 4th June, 2002 at the request of the Company pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the securities of the Company on the Stock Exchange with effect from 9:30 a.m. on 10th June, 2002.

Trading in the shares of the Subscriber on the Stock Exchange has been suspended from 9:30 a.m. on 5th June, 2002 at the request of the Subscriber. An application has been made to the Stock Exchange for the resumption of trading in the shares of the Subscriber on the Stock Exchange with effect from 9:30 a.m. on 10th June, 2002.

Since the Subscription and the Placing are subject to the fulfillment of a number of conditions, the Subscription and the Placing may or may not complete. Shareholders, Warrant Holders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS
In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Company"	*Companion Building Material International Holdings Limited, a company incorporated in* Bermuda with limited liability, the Shares and Warrants of which are listed on the Stock Exchange
"Executive"	the Executive Director of the Corporate Finance Division of the SFC from time to time and any delegate of such Executive Director
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Longstop Date"	*31st August, 2002 or such other date as the relevant parties to the Subscription Agreement* and the Placing Agreement may agree in writing
"Manful"	Manful Star Group Limited, a company incorporated in the British Virgin Islands with limited liability, which is wholly owned by Mr. Lo Lin Shing, Simon beneficially
"Offer"	the unconditional cash offer to be made by or on behalf of the Subscriber (subject to Subscription Completion having taken place without the grant by the Executive of the Whitewash Waiver) to the Shareholders and the Warrant Holders (other than the Subscriber and parties acting in concert (as such term is defined in the Takeovers Code) with the Subscriber) for the Shares and Warrants in compliance with the Takeovers Code
"Placing"	the placing of the Placing Shares by the Placing Agent pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)
"Placing Agreement"	the conditional placing agreement dated 4th June, 2002 entered into between the Company and the Placing Agent in relation to the placing by the Placing Agent of the Placing Shares subject to the terms and conditions contained therein
"Placing Completion"	completion of the Placing Agreement
"Placing Completion Date"	the third Business Day next following the last unfulfilled condition precedent of the Placing Agreement is satisfied or waived
"Placing Shares"	a total of 25,000,000,000 new Shares
"SFC"	the Securities and Futures Commission of Hong Kong
"SGM"	the special general meeting of the Company to be convened for the purpose of approving

REASONS FOR THE SUBSCRIPTION AND THE PLACING AND USE OF PROCEEDS

As referred to in the 2001 annual report of the Company and its interim report for the six months ended 30th September, 2001, the Company is experiencing a decline in turnover and has been loss making since 31st March, 2001. This is mainly caused by the keen competition in the building material industry, the local economic downturn and the sluggish property market in Hong Kong. Such operating environment has adversely affected the working capital position of the Group and it is expected that the local property market will not revive in the short run. In view of the current market conditions, the Group has administered a series of stringent cost control measures to enhance its operational efficiency. Apart from continuing with its existing business and with a view to strengthening its financial condition, the Group has been exploring new business opportunities which will generate revenue and cash flow stream to the Group. As stated in the announcement dated 31st May, 2002, the Company has entered into a non-binding letter of intent with an independent third party (the "Party") not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules), in relation to a possible investment in natural gas related projects. The proposed development and construction of natural gas pipeline is located in the Beihai Guangxi Zhuang Autonomous Region (北海市廣西壯族自治區), the People's Republic of China. The Company is still in discussion with the Party. As at the date of this announcement, no material terms have been agreed upon between the Company and the Party. The proposed investment and related arrangements may or may not materialize and further announcement will be made by the Company as and when appropriate in accordance with the Listing Rules.

The Party is not connected with the directors, chief executive or substantial shareholders of the Subscriber or its subsidiaries or any of their respective associates (as defined in the Listing Rules) and concert parties.

Regarding the fund raising exercises, the directors of the Company consider that the Subscription and the Placing could strengthen the working capital position of the Group and believe that the Subscription and the Placing would put the Group in a better position to encounter the challenge of the existing operating environment.

The net proceeds arising from the Subscription are estimated to be approximately HK$198 million. Assuming that all the 25,000,000,000 new Shares are successfully placed pursuant to the Placing Agreement, the net proceeds arising from the Placing are estimated to be approximately HK$242 million.

It is expected that the development of the natural gas related projects as mentioned above may require approximately HK$250 million, of which approximately HK$198 million will be funded by the proceeds arising from the Subscription and the remaining HK$52 million will be funded by the proceeds arising from the Placing. The directors of the Company have confirmed that any outstanding proceeds arising from the Placing will be used for additional working capital and future expansion of the Group.

INFORMATION ON AND INTENTION OF THE SUBSCRIBER

The Subscriber is a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. The Subscriber is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

Reason for the Subscription and source of fund of the Subscriber

It has been the strategy of the Subscriber to invest in a diverse portfolio of investments. The Subscriber is of the view that the possible natural gas business of the Company in the People's Republic of China has tremendous potential. The main purpose of the Subscriber in subscribing for the Shares is to add on to its investment portfolio as a strategic investment.

The Subscriber will finance the Subscription from internal resources (as to 90% of the amount required) and bank borrowings (as to the balance of 10% required).

The Subscriber is of the opinion that the Subscription will not have material adverse impact on the working capital position of its group.

Business

Following completion of the Subscription Agreement and the Placing Agreement, the Subscriber intends that the Group will continue the existing business of the trading of building materials and dedicate resources for the development of the natural gas project. If the proposed investment in the natural gas project does not materialise, the proceeds raised from the Subscription and the Placing will be used for the purpose of funding suitable alternative investments in natural gas or energy related projects. As at the date of this announcement, no specific alternative investments have been identified.

In view of the recent performance of the Group, however, the Subscriber will conduct a detailed review of the financial position and operations of the Group upon Subscription Completion. The Subscriber will also assist the board of directors of the Company to decide whether any asset disposals, asset acquisitions, business rationalizations and/or business diversifications will be appropriate in order to enhance the long term growth potential of the Group.

The Subscriber has no present intention to inject assets into the Group. Any such asset injection, if any, will only proceed after the detailed review by the Subscriber of the financial position and operations of the Group after Subscription Completion.

Management of the Group

The board of directors of the Company currently consists of six directors. It is the intention of the Subscriber to nominate not less than 4 new directors to the board of the directors of the Company. Further announcement will be made by the Company of any such appointment or change in the composition of the Company's board.

None of the existing directors of the Company are expected to resign by reason only of the Subscription and the Placing. In addition, the directors of the Subscriber intend that, save for the appointment of not less than 4 new directors mentioned above, there will be no material changes to the existing management and employees of the Group by reason only of the Subscription and the Placing.

MAINTENANCE OF THE LISTING STATUS

It is the intention of the Subscriber to maintain the listing status of the Company after the Subscription Completion. The Subscriber has undertaken to the Stock Exchange that it will take appropriate steps, including the appointment of placing agents to place down its shareholding interests in the Company, to ensure that not less than 25% of the Shares will be held by the public within 30 days of the Subscription Completion in compliance with the minimum public float requirement of the Listing Rules.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following the Subscription Completion, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

The Stock Exchange has further stated that, if the Company remains listed on the Stock Exchange, any assets disposals or assets acquisitions by the Group will be subject to the provisions of the Listing Rules. The Stock Exchange also has the power to aggregate a series of asset disposals or assets acquisitions by the Group and any such assets disposals or assets acquisitions may result in the Company being treated as a new listing applicant and subject to the requirements for new listing applicants as set out in the Listing Rules.

	Subscription Completion having taken place without the grant by the Executive of the Whitewash Waiver) to the Shareholders and the Warrant Holders (other than the Subscriber and parties acting in concert (as such term is defined in the Takeovers Code) with the Subscriber) for the Shares and Warrants in compliance with the Takeovers Code
"Placing"	the placing of the Placing Shares by the Placing Agent pursuant to the Placing Agreement
"Placing Agent"	Tai Fook Securities Company Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)
"Placing Agreement"	the conditional placing agreement dated 4th June, 2002 entered into between the Company and the Placing Agent in relation to the placing by the Placing Agent of the Placing Shares subject to the terms and conditions contained therein
"Placing Completion"	completion of the Placing Agreement
"Placing Completion Date"	the third Business Day next following the last unfulfilled condition precedent of the Placing Agreement is satisfied or waived
"Placing Shares"	a total of 25,000,000,000 new Shares
"SFC"	the Securities and Futures Commission of Hong Kong
"SGM"	the special general meeting of the Company to be convened for the purpose of approving, among other matters, the Subscription, the Placing, the Whitewash Waiver and the increase in the authorised share capital of the Company
"Shareholder(s)"	holder(s) of the Shares in the issued ordinary share capital of the Company
"Shares"	shares of HK$0.01 each in the capital of the Company
"Skynet"	Skynet (International Group) Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Subscription"	the subscription for the Subscription Shares by the Subscriber pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 4th June, 2002 entered into between the Company and the Subscriber in relation to the subscription by the Subscriber for the Subscription Shares subject to the terms and conditions contained therein
"Subscription Completion"	completion of the Subscription Agreement
"Subscription Completion Date"	the third Business Day next following the last unfulfilled condition precedent of the Subscription Agreement is satisfied or waived
"Subscription Shares"	a total of 20,000,000,000 new Shares, for which the Subscriber will subscribe upon the terms and subject to the conditions of the Subscription Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Warrant Holder(s)"	the registered holder(s) of Warrant(s) for the time being
"Warrants"	the warrants of the Company listed on the Stock Exchange and issued on 14th August, 2000, exercisable by the holders thereof at any time until 13th August, 2002 (or such earlier date as provided in the instrument constituting such warrants), carrying rights to subscribe for Shares at a cash subscription price (subject to adjustment), the current subscription price of which is HK$0.20 per Share
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 on Dispensations from Rule 26 of the Takeovers Code in respect of the obligations of the Subscriber and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by the Subscriber or parties acting in concert with it which would otherwise arise as a result of the Subscriber subscribing for the Subscription Shares under the terms of the Subscription Agreement

By Order of the Board of
Companion Building Material International Holdings Limited
Leung Kwok Wa
Executive Director

By Order of the Board of
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 7th June, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than those relating to the Subscriber) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Subscriber) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Subscriber) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Subscriber jointly and severally accept full responsibility for the accuracy of information contained in this announcement to the extent that they relate to the Subscriber and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement to the extent that they relate to the Subscriber have been arrived at after due and careful consideration and there are no other facts relating to the Subscriber not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

CR

Companies Registry
公司註冊處

SEC MAIL PROCESSING RECEIVED JUL 5 2002 WASH. D.C. 151 SECTION

Form 表格 SC1

Return of Allotments 股份分配申報表

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
20	06	2002	To 至	20	06	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 9,200,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 9,200,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 55,297,894.20

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	92,000,000	HK$0.1	HK$0.2	-	HK$0.1	9,200,000.00

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Offi
請勿填寫

Your Receipt
Companies Registry
H.K.

02/07/2002	EE403009
CR No. :	-029649-
Sh. Form :	SC1
08	$9,200.00
TOTAL(CHQ)	$9,200.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Calisan Developments Limited (Corporation)	**P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands**	**46,000,000**		
Well Orient Limited (Corporation)	**7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong**	**46,000,000**		
	Total Shares Allotted by Class 各類股份分配總額	**92,000,000**		

Signed 簽名 : [signature]

(Name 姓名) : (**Lien Kait Long**) Date 日期 : **20th June, 2002**

Director 董事 ~~/ Secretary 秘書 *~~

*Delete whichever does not apply 請刪去不適用者

File No. 82-3596

Companies Registry
公司註冊處

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 5 2002
WASH. D.C. 151

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

(Note 註 2) **2 Business Name** 商業名稱

Nil

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

For Official Use
請勿填

Your Receipt
Companies Registry
H.K.

02/07/2002	EE403010
CR No. :	-029649-
Sh. Form :	AR1L
27	$140.00
TOTAL(CHQ)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第 1/97 號的第 3 期修訂(修訂編號第 1/2000 號)

Annual Return
周年申報表

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$800,000,000	460,978,942	HK$46,097,894.20	HK$46,097,894.20
	(8,000,000,000			
	shares of			
	HK$0.10 each)			
Total 總值	HK$800,000,000	460,978,942	HK$46,097,894.20	HK$46,097,894.20

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Consolidation of 10 ordinary shares of HK$0.10 each into 1 ordinary share of HK$1.00 each ("Consolidation Shares")
Ordinary	Reduction of the nominal value of Consolidation Shares from HK$1.00 to HK$0.10

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Chan (陳)	Yan Yan, Jenny (欣欣)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat E, 13/F., Block 5, Greenfield Garden, Tsing Yi, New Territories

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G339999(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Chan (陳)	Kwok Keung, Charles (國強)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 39A Island Road, Deep Water Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E599072(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期				Company Number 公司編號
31	05	2002		29649
DD 日	MM 月	YYYY 年		

10 Directors 董事 (cont'd 續上頁)

2 **Name 姓名**

Surname 姓氏	Other names 名字
Lien (連)	Kait Long (克農)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 78, Meyer Road, Singapore 437904

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P175635(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S0214021-G	Singapore

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

3 **Name 姓名**

Surname 姓氏	Other names 名字
Yap	Allan

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 1919 West 57th Avenue, Vancouver, B.C., V6P 1S6, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC192227	Canada

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	5/F., Wing On Centre, 111 Connaught Road, Central, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including ___4___ pages of Continuation Sheets and ___1___ pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 29(1)(b)條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Lien Kait Long)
Director 董事 ~~/ Secretary 秘書~~ *

Date 日期：31st May, 2002

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
	as per shareholders' list				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

CR

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Chau (周)	Mei Wah, Rosanna (美華)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat AB, 8/F., 45 Hankow Road, Tsimshatsui, Kolwoon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E588342(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Li (李)	Wa Kin (華健)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat G, 11/F., Block II, Shan Kwong Tower, 24 Shan Kwong Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P458321(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Bussmann	David Edwin

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 47 Conduit Road, Apartment 7A, Mid-Level, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K942393(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Choy (蔡)	Hok Man, Constance (學雯)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 17th Floor, 36 Shan Kwong Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D226341(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ✓ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*

CR

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號
29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Chan (陳)	Kwok Hung (國鴻)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

Flat E4, Goodview Garden, 24 Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E850533(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事 Chan Kowk Keung, Charles

2 **Name 姓名**

Surname 姓氏	Other names 名字
Lui (呂)	Siu Tsuen (兆泉)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

Flat 3A, Block 1, 266 Queen's Road East, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E641463(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * ✓ Director 董事 Alternate Director to 替代董事 Yap, Allan

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

31	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Lau (劉)	Ko Yuen, Tom (高原)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 95 Kadoorie Avenue, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D023967(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事: Chau Mei Wah, Rosanna

2 **Name 姓名**

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份* ☐ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*